FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 28, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that it will acquire participation in Usiminas through Confab.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris to acquire participation in Usiminas through Confab

Luxembourg, November 27, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that its Brazilian subsidiary, Confab Industrial S.A. (Confab), has agreed to acquire 25 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas), representing 5.0 % of the shares with voting rights and 2.5% of the total share capital. The price to be paid for each ordinary Usiminas share is BRL36 representing a total cost to Confab of approximately $500 million.

Under the transaction, Confab will join the existing control group of Usiminas, together with Nippon Steel, Ternium (an associate of Tenaris) and the Usiminas employee pension fund. Confab will thereby have the opportunity to have a higher level of integration with the principal supplier of steel for its pipes and industrial equipment businesses and to develop synergies between its industrial equipment business and that of Usiminas. This would strengthen Confab’s position as a supplier of specialized pipes and equipment to Brazil’s offshore energy industry.

The transaction, which is expected to close in January 2012, is subject to customary conditions and applicable corporate approvals by the Nippon Group.

Usiminas is a leading Brazilian producer of high quality, flat steel products used in the energy, automotive and other industries.

Confab is a leading Brazilian producer of welded steel pipes and industrial equipment for the energy industry and other applications.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.